

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306**

September 8, 2014

<u>Via E-mail</u>
Wanda Witoslawski
Chief Financial Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 140
Las Vegas, NV 89119

> **Re: Las Vegas Railway Express, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 30, 2014**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
> **Filed August 14, 2014**
> **File No. 000-54648**

Dear Ms. Witoslawski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   It is unclear whether the reseller agreement with Vacation.com, as announced in your press release dated June 10, 2014, has been executed. If the agreement has been executed, please tell us how you considered filing an Item 1.01 Form 8-K to report the event and filing the same as an exhibit to your periodic reports pursuant to Item 601(b)(10) of Regulation S-K.

<u>Form 10-K for the Fiscal Year Ended March 31, 2014</u>

<u>Exhibits</u>

2.   We note that you have identified each of the following as exhibits:
   - Exhibit 10.10 -- Employment Agreement with Penny White, dated June 20, 2012;
   - Exhibit 10.11 -- Asset Purchase Agreement, dated November 23, 2009;
   - Exhibit 10.12 -- Consulting Agreement between the Company and Transportation Management Services, Inc. dated May 1, 2013;
   - Exhibit 10.13 -- Advisory Agreement between the Company and FlatWorld Capital dated November 30, 2012;
   - Exhibit 10.14 -- Leasing Agreement with Mid America Leasing Company dated September 5, 2013; and
   - Exhibit 10.15 -- Agreement with Masterpiece Cuisine dated November 25, 2013

   However, each exhibit appears to be blank, other than the reference, "See .pdf . . . ." which appears in each exhibit. We are unable to locate any of the respectively referenced documents and none of these exhibits appear to actually have been filed. Please amend the Form 10-K to file complete, legible versions of these exhibits.

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2014</u>

3.   Please tell us what consideration you gave to filing the following items as exhibits to your periodic reports pursuant to Item 601 of Regulation S-K:
   - Assignment and Use Agreement with Santa Fe Southern Railway dated April 23, 2014;
   - Service Agreement with Santa Fe Southern Railway dated May 15, 2014;
   - each of the agreements and promissory notes described under "Description of Indebtedness" on pages 23 – 25 of the Form 10-Q for the period ended June 30, 2014;
   - 2014 Stock Option Plan;
   - Registration Rights Agreement and Securities Purchase Agreement with Iconic Holdings, LLC dated June 16, 2014; and
   - Investor Relations Agreement with Integrative Business Alliance LLC dated June 30, 2014.

   As appropriate, please file these items as exhibits to your next periodic report or, if you wish, a current report on Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Michael A. Barron